United States
Securities and Exchange Commission
Attn. Mr. Jay Webb, Reviewing Accountant
Division of Corporate Finance
450 Fifth Street, N.W.
Mail Stop 3-6
USA - Washington, D.C. 20549

May 18, 2006
Reference:  WPD
Direct Dial:  847-809-0326
Telefax:  847-359-1357


RE:  METTLER-TOLEDO INTERNATIONAL INC.
     FORM 10-Q FOR THE FISCAL QUARTER ENDED MARCH 31, 2006
     FILED MAY 4, 2006
     FORM 8-K FILED MAY 3, 2006
     FILE NO. 001-13595

Dear Mr. Webb

This letter is in response to each of the comments in the Staff's letter dated May 15, 2006. To facilitate your review, we have set forth herein each comment of the staff followed by our response.


Form 10-Q for the Fiscal Quarter Ended March 31, 2006
Item 2. Management's Discussion and Analysis, page 17
Results of Operations - Consolidated, page 17
-----------------------------------------------------

1. We note your presentation of the non-GAAP measure, adjusted operating income, throughout your MD&A. Item 10(e)(1)(i) of Regulation S-K requires that whenever one or more non-GAAP financial measures are provided the registrant must include a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP). We note that you do not appear to present the most directly comparable GAAP measure of operating income or earnings before taxes or the reconciliation of the non-GAAP measure to the directly comparable GAAP measure. Please tell us how your presentation complies with Item 10 of Regulation S-K, SAB 107 and Questions 8 and 13 of the Frequently Asked Questions Regarding the Use of Non-GAAP Measures dated June 13, 2003. We may have further comment after reviewing your response.

Response:

     In December 2003 and September 2004 the Staff raised similar questions regarding our non-GAAP disclosures. Consistent with the views we expressed in responding to those letters we continue to believe our disclosure within MD&A meets the requirements of Item 10(e)(1)(i) of Regulation S-K, SAB 107 and Questions 8 and 13 of the FAQ regarding the use of non-GAAP measures dated June 13, 2003. We have set forth the requirements of these standards below as well as the relevant disclosure from our Form 10-Q for the Fiscal Quarter Ended March 31, 2006.

     Item 10(e)(1)(i)(A) - A presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP)

          o The emphasis of the financial disclosure in the Form 10-Q is on the GAAP financial measures. GAAP financial measures are particularly emphasized throughout our MD&A on pages 18 and 19 prior to the introduction of our non-GAAP measure, Adjusted Operating Income, on page 20. The disclosure on page 20 describes the limitations of our non-GAAP measure and that "Adjusted Operating Income should not be relied upon to the exclusion of U.S. GAAP financial measures" prior to our discussion of this measure on page 21.

     Item 10(e)(1)(i)(B) - A reconciliation (by schedule or other clearly understandable method), which shall be quantitative for historical non-GAAP measures presented, and quantitative, to the extent available without unreasonable efforts, for forward-looking information, of the differences between the non-GAAP financial measure disclosed or released with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP identified in paragraph (e)(1)(i)(A) of this section

          o We have reconciled historical Adjusted Operating Income to Earnings before taxes in a tabular format at the beginning of Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations within Results of Operations - Consolidated which we believe to be a clearly understandable method as required above. We have also reconciled historical Adjusted Operating Income within Note
               8. Segment Reporting in our interim consolidated financial statements.

     SAB 107, G. Non-GAAP Financial Measures and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Measures dated June 13, 2003. SAB 107 comments on whether the measure "Net Income Before Share-Based Payment Charge," or an equivalent measure, is prohibited pursuant to Item 10(e) of Regulation S-K. SAB 107 states, "While there is no per se prohibition against removing a recurring item, companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance. The staff believes that a measure used by the management of Company H that excludes share-based payments internally to evaluate performance may be relevant disclosure for investors."

          o We believe excluding share-based compensation from our non-GAAP measure is appropriate for the current period in order for our discussion to present a comparable Adjusted Operating Income figure to the prior year. This adjustment has been disclosed within the Limitations of our non-GAAP disclosure on page 20 of our Form 10-Q for the Fiscal Quarter Ended March 31, 2006. It is the intention of the Company to include this expense within Adjusted Operating Income beginning with the first fiscal quarter of 2007 as there would be a basis for comparability.

     We have noted the Staff's comments and will enhance our disclosure in our future filings by stating the following within Non-GAAP Financial Measures of our MD&A:

          Adjusted Operating Income should not be relied upon to the exclusion of U.S. GAAP financial measures, but reflects an additional measure of comparability and means of viewing aspects of our operations that, when viewed together with our U.S. GAAP results and the accompanying reconciliation to earnings before taxes, within Item 2, Results of Operations - Consolidated and
          Note 8, Segment Reporting, provides a more complete understanding of factors and trends affecting our business.

Form 8-K filed May 3, 2006
--------------------------

     2. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures requires by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe the measures provide useful information to investors. We note in your press release that you have identified and discussed the non-GAAP measure adjusted operating income before addressing the changes in the GAAP measure and have not provided the reconciliation to the most directly comparable GAAP measures. Item 10(e)(1)(i) of Regulation S-K requires that whenever one or more non-GAAP financial measures are provided the registrant must include a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP). Please tell us how your press release complies with the requirements of Item 10. We may have further comment after reviewing your response.

Response:

          Item 10(e)(1)(i)(A) - A presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP)

               o The emphasis of the financial disclosure within our press release, Exhibit 99-1 of the Form 8-K, is on the GAAP financial measures. Our press release presents GAAP net earnings and diluted EPS, prior to Adjusted Operating Income, our non-GAAP measure, pursuant to the above guidance. In addition, the attachment to the press release discloses our GAAP income statement as reported in our Form 10-Q for the Fiscal Quarter Ended March 31, 2006 prior to a schedule of Comparative Financial Information which includes our non-GAAP measure, Adjusted Operating Income.

          Item 10(e)(1)(i)(B) - A reconciliation (by schedule or other clearly understandable method), which shall be quantitative for historical non-GAAP measures presented, and quantitative, to the extent available without unreasonable efforts, for forward-looking information, of the differences between the non-GAAP financial measure disclosed or released with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP identified in paragraph
          (e)(1)(i)(A) of this section

               o Within our press release we have noted that "The Company has reconciled adjusted operating income to earnings before taxes, the most comparable GAAP measure, in the attached schedules". The attached schedule, entitled Comparative Financial Information, reconciles Adjusted Operating Income to Earnings before tax subsequent to the GAAP income statement as reported in our Form 10-Q for the Fiscal Quarter Ended March 31, 2006. We believe this is a clearly understandable method to reconcile our non-GAAP measure, Adjusted Operating Income, to Earnings before taxes as required above.

If you have any questions or comments, please contact me at (847) 809 0326.

Sincerely,




William P. Donnelly
Chief Financial Officer

cc:     James Bellerjeau, Mettler-Toledo International Inc.
        John Desmond, PricewaterhouseCoopers
        Timothy Peterson, Fried Frank Harris Shriver & Jacobson, LLP Shawn Vadala, Mettler-Toledo International Inc.